Via Edgar

May 5, 2015

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:    KEMET Corporation
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 30, 2014
File No. 001-15491

Dear Mr. Vaughn:

KEMET Corporation (“KEMET”) has received your letter dated April 23, 2015
(the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”). We have addressed below the Staff’s comments set forth in the Comment Letter. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 8-K dated March 16, 2015

Exhibit 99.1

1.
We note in your response to comment 1 that you propose to continue the use of the non-GAAP income statement with the modifications noted. However, we note that the non-GAAP income statement format results in the presentation of a number of non-GAAP financial measures for which you have not provided all of the disclosures required by Items 100(a)(1) and (2) of Regulation G. For example, on the current slide 27, you present summary GAAP results for KEMET Corporation that you state corresponds to the KEMET column on slide 23. However, we note that slide 23 includes line items that are not presented on slide 27 and that certain line items presented on slide 23 appear to differ from the GAAP income statement for the period. Please revise the presentation in the future to include the required reconciliation for each non-GAAP measure presented.

Response:

In the future we will revise the presentation to include the required reconciliation for each non-GAAP measure presented.

2.
We note that the combined income statement presentation you present throughout the filing combines your results with those of NEC Tokin. We note that NEC Tokin is not a consolidated entity due to the fact that you do not have the power to direct the significant activities of NEC Tokin. Further, it appears that the amounts presented for NEC Tokin throughout this presentation represents 100% of the results of operations of NEC Tokin. Noting that a presentation that combines your results with 100% of the results of operations of NEC Tokin results in you including significant revenues and profit in which you do not have any economic interest, please explain to us how the presentation of this measure complies with the general requirements of Item 100(b) of Regulation G. Provide us with details of any additional narrative you have provided to investors regarding the “combined” income statements you present throughout this release.

Response:
KEMET’s original 34% acquisition of NEC TOKIN included an option agreement in which (a) KEMET has the right (through two call options)   to acquire the remaining 66% of NEC TOKIN and (b) NEC Corporation has the right to ‘put’ the remaining 66% of NEC TOKIN to KEMET.  In various public forums, including our earnings release conference calls and investor presentations KEMET has communicated its intention to acquire the remaining 66% of NEC TOKIN as a way to expand KEMET’s market reach and to diversify KEMET’s product portfolio.
Consequently, analysts and investors frequently inquire about the status of the transaction and the impact the acquisition will have on KEMET’s financial results.  The investor presentation (Exhibit 99.1 to Form 8-K filed on March 16, 2015) included slides addressing those questions to all shareholders. For example, slide 21 states that “in conjunction with the investment of NEC TOKIN, KEMET received two call options that, if exercised, would result in the acquisition of 100% of NEC TOKIN.” Further, on slide 31, KEMET noted among its future strategies: “An intent to acquire the remainder of NEC TOKIN.”
In addition, the assumptions on slide 24 included that the NEC TOKIN acquisition “is financed with debt in Asia at Asian rates at the minimum purchase price” and directs readers to an “Appendix for Recent Disclosures”. The “Recent Disclosures” on slide 35 states that “KEMET has advised that it is awaiting clarity on the inquiry detailed above before considering exercising its call options to acquire NEC TOKIN.” In addition, slide 36 further describes the call and put options under the Option Agreement with NEC TOKIN, as does Note 8 and the “Recent Developments” section to the Annual Report on Form 10-K filed on May 30, 2014; Note 6 to the Quarterly Reports on Form 10-Q filed on February 3, 2015, October 31, 2014 and August 8, 2014 and previous investor presentations as early as May 31, 2012.
As a result of our (1) explanation of our current 34% ownership of NEC TOKIN, (2) discussion in “Future Strategies” of our intent to acquire the remainder of NEC TOKIN, (3) statement that KEMET is awaiting clarity on certain matters before exercising its call options and (4) stated assumptions regarding the financing of the exercise, we believe we are in compliance with Item 100(b) of Regulation G. However, in the future, if we present a combined KEMET and NEC TOKIN financial statement, we will specifically indicate the results are assuming KEMET owns 100% of NEC TOKIN instead of the current 34% investment.  In addition, as noted in our prior response, we will disclose any other assumptions KEMET made to estimate the combined KEMET and NEC TOKIN financial results.
In connection with KEMET’s responses to the Comment Letter, KEMET acknowledges that:

•	KEMET is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	KEMET may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

KEMET believes that the foregoing is responsive to the comments and questions raised by the Staff in the Comment Letter. If you have any further questions or require additional information please contact the undersigned at 864-963-6484 or williamlowe@kemet.com.

Sincerely,

/s/ William M. Lowe, Jr.
William M. Lowe, Jr.
Executive Vice President and
Chief Financial Officer